

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 20, 2008

Henry T. Cochran
6/F, Building 51, Road 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People's Republic of China 518057

>   **Re: SinoHub, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 24, 2008**
>   **File No. 333-154731**

Dear Mr. Cochran:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Given that you are registering the resale of your common stock – not the exercise of the warrants by the current warrant holders, the purpose of your references to Rule 457(g) is unclear. Please revise or advise.

Prospectus

2.   In the forepart of your prospectus, please eliminate reliance on defined terms like those in parentheses on page 1. In other sections of your document, please avoid reliance on defined terms. See Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 3, 4, 5, 16, 39 and 40 available on our web site at http://www.sec.gov/interps/legal/cfslb7a.htm.

Overview, page 1

3.   Please disclose in concrete, everyday words what it means to be a "supply chain management service provider."

4.   Please provide us support for the reference to "world class" in the second sentence of this section.

Risk Factors, page 2

5.   Please add a risk factor to highlight the inability of other investors to effect change in the company given the percentage of shares owned by your officers and directors and Jan Rejbo.

SinoHub may be sued or become a party to litigation, page 3

6.   Please clarify how this risk is specific to your company, industry or offering.

Compliance with Section 404, page 3

7.   Please highlight in this risk factor that the conclusion in your most recent annual report that your internal control over financial reporting was not effective. Also highlight your recent conclusion that your disclosure controls and procedures were not effective.

Risks Related to the People's Republic of China, page 4

8.   Please clarify how each of the issues mentioned in the bullet points are specific to you. Add separate risk factors as appropriate. For example, it is unclear how "challenges to, or failure of, title" is a material risk. It is also unclear what export and import restrictions affect you and what tariffs, customs, duties and other trade barriers affect your business.

9.   Please clarify what conditions "threaten the safety" of your employees.

10.   Please add a risk factor that highlights the risk if you fail to meet obligations under Chinese law that enable the distribution of profits earned in the People's Republic of China to entities outside of the People's Republic of China.

Use of Proceeds, page 7

11.   Please reconcile the disclosure in the second paragraph regarding proceeds to you from securities that you are offering "under this prospectus" with the disclosure on the prospectus cover that the securities are being offered by the selling stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Overview, page 8

12.   Please clarify how you have a service team of more than 100 employees given the disclosure on page 28 that you have 103 full-time employees, including employees in accounting and your chief financial officer and corporate secretary.

History and Basis of Reporting, page 9

13.   It is unclear why your company was not liquidated in connection with the 1994 bankruptcy filing. Please provide us a copy of the 1995 "dismissal."

14.   Please tell us why you do not disclose the prior name, Vestige, Inc., mentioned in exhibit 3.1.

15.   Please briefly describe the consulting services provided in connection with the merger.

Business Operations, page 9

16.   Please clarify the phrase "leveraging the value of the SCM platform to source and deliver" components and products for your customers.

Consolidated Results of Operations, page 10

17.   We note throughout the discussion of your results of operations, you cite reasons for changes in net sales. However, the analysis of these changes is general and vague. Please revise to quantify the effects of volume and pricing changes on your revenues for each period presented. Refer to Item 303(a)(3)(iii) of Regulation S-K.

18.   We note that you attribute changes in your results of operations to various factors. For example, you state that SG&A costs decreased due to "cost control measures implemented . . . in 2007 in the areas of technology and distribution costs." Please revise to quantify the effects of each of the significant items impacting your results for the period. Refer to Item 303(a)(3)(i) of Regulation S-K.

19.   It appears that you have identified the significant items impacting your results of operations, however, your MD&A does not appear to provide sufficient analysis of these items in order for an investor to understand your results of operations. Please expand your MD&A to discuss the underlying causes for the various changes. For example, discuss why sales of certain products are increasing while sales of other products are declining. In this regard, please also revise to discuss any known trends that have had or will have a material impact on your results. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Net Sales, page 10

20.   Please explain how "additional access to financial resources and bank borrowings" supported your growth in sales.

Income Taxes, page 11

21.   Please discuss when the material tax preferences expire.

Liquidity and Capital Resources, page 12

22.   Please describe the "working capital investments necessary to support" your plans mentioned in the first sentence. Ensure that your disclosure makes clear to investors how those investments expand and support your programs.

23.   We note your disclosed need for capital, including long-term debt. With a view toward disclosure, please tell us the extent to which the recent conditions in the credit market affect your liquidity and capital resources.

24.   Please fully discuss the purchase price financing that you mention on page 26. Include the terms and amount of the financing and its effect on your liquidity and capital requirements. Compare the amount you charge customers to finance purchases with your cost to obtain financing.

Cash Flows from Operating Activities, page 12

25.   Please explain how your service programs "mature" in a manner that result in reduced payables and deposits with customers.

Description of Business, page 17

26.   Please disclose the nature of your intellectual property, including the duration and expiration.

Business Operations, page 18

27.   Please disclose the material terms of your "banking relationships."

28.   Please describe the tax rebates, government subsidies and economic incentives mentioned on page 2. Clearly disclose how those programs affect your business and when they expire.

Subsidiaries, page 18

29.   Please explain the purpose of your corporate structure. For example, it is unclear why your relationship with SinoHub SCM Shenzhen is through a Declaration of Trust rather than direct ownership. Also, from your description of SinoHub Electronics Shanghai, it appears to be organized for the same purpose as other subsidiaries.

30.   Please disclose the material terms of the January 30, 2008 Declaration of Trust. Also, file the agreement as an exhibit to the registration statement.

31.   Please reconcile the dates in this section with the dates in section 6.2(i) of the Disclosure Schedule filed with exhibit 2.1.

Market Overview, page 20

32.   Please provide us with copies of the sources of all data from Reed Electronics Research and the data on page 23 included in the prospectus. Please mark the materials so that they are keyed to the disclosure. Please tell us whether all data you cite is publicly available. Please also tell us whether the sources have consented to your use of their names and data, whether you commissioned any of the data or whether it was prepared for use in this registration statement.

SinoHub SCM Services, page 25

33.   Please clarify how an entity achieves and maintains "Client Coordinator Status." Also disclose when the status expires.

34. From your disclosure on page 17 that the manufacturers and suppliers that you service are located in China, it is unclear why your import services are material. Please revise or advise.

Major Customers and Suppliers, page 27

35. Please disclose the availability of the electronic components and the names of the three suppliers. Also, clarify whether you have written agreements with any of the suppliers and, if applicable, disclose the material terms of the agreements.

36. Please clarify why you do "not expect significant customer concentration to continue in the future." Include a discussion of known trends in your Management's Discussion and Analysis of Financial Condition and Results of Operations.

Directors and Executive Officers, page 29

37. Please reconcile your disclosure that appears to indicate that Mr. Cochran was a founder of SinoHub in 2005 with your disclosure on page 19 that appears to indicate that SinoHub was established in 1999.

38. Please clarify the meaning of your disclosure that Mr. Wang "handled" the product lines you cite.

39. Please disclose how your board is divided into three classes as mentioned in exhibit 3.3.

Outstanding Equity Awards at Fiscal Year End, page 31

40. Please clarify why footnote (1) refers to December 5, 2007 when the table is to present information at fiscal-year end.

41. Please provide the disclosure required by Instruction 2 to Regulation S-K Item 402(p)(2).

Employment Contracts, page 31

42. Please tell us whether you have employment contracts with Messrs. Cochran, Xia and Li. If you have employment contracts with them, please file the contracts as exhibits and disclose the material terms of the agreements.

Corporate Governance Matters, page 32

43.   Please reconcile your disclosure in the first paragraph that you intend to create audit and compensation committees with the subsequent disclosure in this section that you will do so only if "the board determines it to be advisable or [you] are otherwise required to do so…"

Certain Relationships and Related Transactions, page 32

44.   Please file the agreements disclosed in this section.

45.   Please expand the paragraphs numbered 2 and 3 on page 33 to identify the member of the board of directors.

46.   Please expand the paragraph numbered 2 to disclose the interest rate of the debt, the date the debt was issued, and the nature of the transaction in which the debt was issued.

47.   Please expand the paragraph numbered 4 to:

   •   Name the company owned jointly by your chairman and president. If this company is not also named on page 29, please tell us why not.
   •   Disclose the nature of the "goods" sold and purchased from the related company. Include an explanation of the purpose of buying and selling goods to the related company.
   •   Disclose the terms of the $1,300,000 of advances. Include when the advance was made and the interest rate.
   •   Explain how the related company assisted with foreign exchange transactions and collecting customer remittances. From your revised disclosure, it should be clear why these types of services are not services that you are capable of providing for yourself given the description of your business in the prospectus.
   •   Clarify why you disclose the amount of "use of cash" rather than the amount paid to the related party.
   •   Explain how the amount of consideration paid in each transaction was determined.

Security Ownership of Certain Beneficial Owners and Management, page 33

48.   Please expand the table to include Russell Cleveland. We note footnotes 9, 10 and 11 on page 39.

Registration Rights, page 35

49.   Please clarify whether the registration rights mentioned in the first paragraph differ from the rights mentioned in the second paragraph. If they do differ, please clarify who holds the rights and the number of shares subject to the rights; file the related agreement as an exhibit to the registration statement.

Rule 144, page 35

50.   Please revise to avoid referring to currently effective rule revisions in the future tense. Also, with a view toward disclosure, please tell us the number of securities that can be sold under rule 144 and when the restricted period ends.

Registration Rights, page 36

51.   Please reconcile your disclosure on page 34 that you have no outstanding preferred stock with your disclosure of preferred stock in this section.

52.   Please disclose the date on which the lock-up expires. Also, with a view toward disclosure in the related-party transactions section of your prospectus, tell us whether related parties are subject to the lock-up.

Anti-Takeover Effects, page 36

53.   Describe the "other provisions" mentioned in the first sentence of the last paragraph of this section.

Selling Stockholders, page 38

54.   Please disclose in this section the transaction in which each selling stockholder acquired the offered shares. Include the date of the transaction, the amount of consideration paid, and the exercise price of the selling shareholder's warrants. If securities were issued for services, please disclose the nature, amount and duration of the services.

55.   Please tell us why the number of shares underlying warrants mentioned in the footnotes to this table does not match the number of shares underlying warrants mentioned in the fee table on the facing page of this registration statement.

Plan of Distribution, page 40

56.   Please reconcile your reference to a filing under Rule 424 in the fourth paragraph following the bullet list with Regulation S-K Item 512(a)(1)(iii).

Financial Statements, page F-1

57.   Please update the financial statements as required by Rule 3-12 of Regulation S-X.

58.   Please include updated accountants' consents with all amendments to the filing.

Note 1. Summary of Significant Accounting Policies and Organization, page F-18

Revenue Recognition, page F-21

59.   Please tell us and revise to disclose whether you recognize revenue based on the gross amount billed to customers or the net amount retained in accordance with EITF 99-19 for all revenues from supply chain management services and electronic components sales. Include in your response a discussion of the factors listed in paragraphs 7 – 17 of EITF 99-19.

Foreign Currency Translation, page F-22

60.   Based on disclosures provided herein, we note that your operations are primarily located outside of the U.S. We further note that your significant non-U.S. operations have their local currencies as their functional currency and primarily buy and sell using that same currency. Please revise this disclosure to clarify, if true, that your consolidated functional and reporting currency is the U.S. dollar. Otherwise, disclose in this note how you comply with SFAS 52.

Note 10. Stock Options, page F-27

61.   We see that you used an expected volatility of 175% for valuing your stock options. Please revise to disclose the method you used for determining expected volatility. Please refer to paragraph A240(e)(2)(b) of SFAS 123(R) and SAB Topic 14.D.1.

62.   Further to the above, we note that you used the grant date fair value of $0.09 - $0.19 per share within the Black-Scholes option-pricing model to value these stock options. We also note from footnote 9 that you issued shares and warrants for services during 2007 at fair values of $0.0765 - $0.116 per share. Please tell us and revise your filing to explain how you determined the fair value of your common stock. In your discussion please tell us how the related equity share transactions in November and December 2007 of 1,699,852 shares for cash proceeds of $1,330,000 impacted your assessment of fair value.

Recent Sales of Unregistered Securities, page 43

63.   Please disclose the number of investors who received your shares in the May 2008 merger.

64.   Please expand this section to provide all disclosure required by Item 701 of Regulation S-K. For example, we note the disclosure on page F-16 of the 1,699,852 shares issued for cash.

Undertakings, page 46

65.   Please do not change the language in required undertakings. For example, we note your omission of language required by Regulation S-K Item 512(h).

Exhibits

66.   Please file the missing lease agreements mentioned under the heading "Properties" beginning on page 28.

67.   Please file as exhibits the loan agreements disclosed in Note 5 on pages F-24 and F-25.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Henry T. Cochran
SinoHub, Inc.
November 20, 2008
Page 11

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Adam M. Guttmann, Esq.